UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                         MCDERMOTT INTERNATIONAL, INC.
                         -----------------------------
                               (Name of Issuer)


                    Common Stock, $1.00 par value per share
                  -------------------------------------------
                        (Title of Class of Securities)


                                   580037109
                        ------------------------------
                                (CUSIP Number)


                               December 31, 2005
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [   ] Rule 13d-1(b)

                              [ X ] Rule 13d-1(c)

                              [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages

                                 SCHEDULE 13G

CUSIP No.:  580037109                                        Page 2 of 11 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of      5.      Sole Voting Power                None
Shares         ................................................................
Beneficially   6.      Shared Voting Power              1,733,739
Owned by Each  ................................................................
Reporting      7.      Sole Dispositive Power           None
Person With    ................................................................
               8.      Shared Dispositive Power         1,733,739
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,733,739
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.4% based on 71,709,770 shares outstanding as of December 9, 2005.
................................................................................
12.    Type of Reporting Person:

       OO

                                 SCHEDULE 13G

CUSIP No.:  580037109                                        Page 3 of 11 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       GLENVIEW CAPITAL GP, LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of      5.      Sole Voting Power                None
Shares         ................................................................
Beneficially   6.      Shared Voting Power              1,733,739
Owned by Each  ................................................................
Reporting      7.      Sole Dispositive Power           None
Person With    ................................................................
               8.      Shared Dispositive Power         1,733,739
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,733,739
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.4% based on 71,709,770 shares outstanding as of December 9, 2005.
................................................................................
12.    Type of Reporting Person:

       OO

                                 SCHEDULE 13G

CUSIP No.:  580037109                                        Page 4 of 11 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       GLENVIEW CAPITAL PARTNERS, LP
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of      5.      Sole Voting Power                None
Shares         ................................................................
Beneficially   6.      Shared Voting Power              1,733,739
Owned by Each  ................................................................
Reporting      7.      Sole Dispositive Power           None
Person With    ................................................................
               8.      Shared Dispositive Power         1,733,739
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,733,739
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.4% based on 71,709,770 shares outstanding as of December 9, 2005.
................................................................................
12.    Type of Reporting Person:

       PN

                                 SCHEDULE 13G

CUSIP No.:  580037109                                        Page 5 of 11 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       GLENVIEW CAPITAL MASTER FUND, LTD.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Cayman Islands, British West Indies
................................................................................
Number of      5.      Sole Voting Power                None
Shares         ................................................................
Beneficially   6.      Shared Voting Power              1,733,739
Owned by Each  ................................................................
Reporting      7.      Sole Dispositive Power           None
Person With    ................................................................
               8.      Shared Dispositive Power         1,733,739
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,733,739
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.4% based on 71,709,770 shares outstanding as of December 9, 2005.
................................................................................
12.    Type of Reporting Person:

       CO

                                 SCHEDULE 13G

CUSIP No.:  580037109                                        Page 6 of 11 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       GLENVIEW INSTITUTIONAL PARTNERS, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of      5.      Sole Voting Power                None
Shares         ................................................................
Beneficially   6.      Shared Voting Power              1,733,739
Owned by Each  ................................................................
Reporting      7.      Sole Dispositive Power           None
Person With    ................................................................
               8.      Shared Dispositive Power         1,733,739
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,733,739
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.4% based on 71,709,770 shares outstanding as of December 9, 2005.
................................................................................
12.    Type of Reporting Person:

       PN

                                 SCHEDULE 13G

CUSIP No.:  580037109                                        Page 7 of 11 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       LAWRENCE M. ROBBINS
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       United States of America
................................................................................
Number of      5.      Sole Voting Power                None
Shares         ................................................................
Beneficially   6.      Shared Voting Power              1,733,739
Owned by Each  ................................................................
Reporting      7.      Sole Dispositive Power           None
Person With    ................................................................
               8.      Shared Dispositive Power         1,733,739
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,733,739
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.4% based on 71,709,770 shares outstanding as of December 9, 2005.
................................................................................
12.    Type of Reporting Person:

       IA

                                                           Page 8 of 11 Pages


Item 1(a).  Name of Issuer:

            McDermott International, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1450 Poydras Street, New Orleans, LA 70112

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Glenview Capital Management, LLC ("Glenview Capital Management");

            ii)  Glenview Capital GP, LLC ("Glenview Capital GP");

            iii) Glenview Capital Partners, L.P. ("Glenview Capital Partners");

            iv) Glenview Institutional Partners, L.P. ("Glenview Institutional Partners");

            v) Glenview Capital Master Fund, Ltd. ("Glenview Capita Master Fund"); and

            vi) Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, Glenview Institutional Partners,
Glenview Capital Master Fund, GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, Glenview Capital Partners, Glenview Institutional Partners and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022. The address of the principal business office of Glenview Capital Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                           Page 9 of 11 Pages

Item 2(c).  Citizenship

            i) Glenview Capital Management is a Delaware limited liability company;

            ii)  Glenview Capital GP  is a Delaware limited liability company;

            iii) Glenview Capital Partners is a Delaware limited partnership;

            iv)   Glenview   Institutional  Partners  is  a  Delaware  limited
            partnership;

            v) Glenview Capital Master Fund is a Cayman Islands exempted company; and

            vi)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, $1.00 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            580037109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of February 14, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of 1,733,739 Shares. This amount consists of: (A) 119,900 Shares held for the account of Glenview Capital Partners; (B) 914,800 Shares held for the account of Glenview Capital Master Fund; (C) 482,700 Shares held for the account of Glenview Institutional Partners; (D) 168,829 Shares held for the account of GCM Little Arbor Master Fund, (E) 44,620 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 2,890 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)   Percent of Class:

            The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 2.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed proxy statement, there were approximately 71,709,770 Shares outstanding as of December 9, 2005).

                                                          Page 10 of 11 Pages

Item 4(c)   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund and Mr. Robbins:
------------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        1,733,739

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           1,733,739


Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                          Page 11 of 11 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                         --------------------------_
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL GP, LLC


                                     By: /s/ Lawrence M. Robbins
                                         --------------------------_
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL PARTNERS, L.P.

                                     By: Glenview Capital GP, LLC
                                         As General Partner

                                     By: /s/ Lawrence M. Robbins
                                         --------------------------_
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              GLENVIEW INSTITUTIONAL PARTNERS, L.P.

                                     By: Glenview Capital GP, LLC
                                         As General Partner

                                     By: /s/ Lawrence M. Robbins
                                         --------------------------_
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By: Glenview Capital Management, LLC
                                         As Investment Manager

                                     By: /s/ Lawrence M. Robbins
                                         --------------------------_
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              LAWRENCE M. ROBBINS

                                     /s/ Lawrence M. Robbins
                                     ----------------------------